UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 19, 2016

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Loan Facility Agreement

On September 19, 2016, Navios Maritime Holdings Inc. (“Navios Holdings”) and Navios Maritime Acquisition Corporation (“Navios Acquisition”) entered into a loan agreement (the “Loan Facility Agreement”) pursuant to which Navios Acquisition provided a secured loan facility of up to $70.0 million to Navios Holdings (the “Loan Facility”). The Loan Facility bears interest of 8.75%, compounded semi-annually and is secured by (1) all of Navios Holdings’ interest in Navios Acquisition, composed of 65,301,220 shares of common stock and 1,000 preferred shares (convertible into 7,676,000 shares of common stock) and (2) 78.5% of Navios Holdings’ interest in Navios South America Logistics, Inc. (“Navios Logistics”) composed of 10,021 shares representing a majority of the shares outstanding of Navios Logistics. Interest will accrue and be payable upon the maturity of the Loan Facility.

The proceeds from the Loan Facility will be used by Navios Holdings for working capital and for the repurchase of debt and/or equity securities.

Navios Holdings may prepay the Loan Facility at any time prior to November 15, 2018. Navios Holdings may at any time permanently terminate the Loan Facility in full, or from time to time, permanently reduce, the Loan Facility in part.

A 1% fee was payable on the closing.

A Special Committee comprised of independent directors of Navios Acquisition negotiated and approved the terms of the Loan Facility with the assistance of the Special Committee’s outside financial and legal advisors. In approving the Loan Facility, the Special Committee determined that the Loan Facility was fair to Navios Acquisition and in the best interest of Navios Acquisition and its shareholders.

Duff and Phelps, LLC served as financial advisor, and Gibson Dunn & Crutcher, LLP and Ince & Co., served as legal counsel, to the Special Committee.

The information contained in this report is hereby incorporated by reference into Navios Acquisition’s Registration Statement on Form F-3, File No 333-191266.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: September 19, 2016